

TRANSMISSÃO PAULISTA

RECEIVED

2005 MAY 20 A 11:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05008275

Data São Paulo, May 12, 2005

Ref.CT/F/01754/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No. : 20441Q107 (Common)
SEC F-6 File No. : 333-10808
No. CUSIP No. : 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing, attached herewith, a copy of the Minutes of the Ordinary and Extraordinary General Shareholders' Meeting of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's held on April 25, 2005, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

5/24


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CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

C.N.P.J. nº 02.998.611/0001-04

NIRE 35300170571

ATA DAS ASSEMBLÉIAS GERAIS ORDINÁRIA E EXTRAORDINÁRIA

DATE, TIME AND PLACE: On April 25, 2005, at 2:00 p.m., at Rua Bela Cintra, 847, 9th floor, in this City. **NOTICE:** Call Notice published on April 05, 06 and 07, 2005, in the newspapers "Diário Oficial do Estado" and "Folha de São Paulo". **MEMBERS PRESENT:** Shareholders representing more than two-thirds of the capital stock with voting right, according to signatures stated in the Attendance Book of the Shareholders, Board of Directors, Executive Committee, Audit Committee, Deloitte Touche Tohmatsu Auditores Independentes. **PRESIDING OFFICERS:** Chairman: Silvio Aleixo. Secretary: Luiz Carlos Mussi. **AGENDA: a)** accounts of the administrators and financial statements related to the fiscal year of 2004; **b)** the capital budget for 2005 and 2006, for the purposes foreseen in article 196, of Law No. 6.404/76; **c)** maintenance of the Profit remaining balance regarding the fiscal year of 2004, in the amount of R$257,869,789.15, in the Retained Earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86; **d)** imputation of R$75,000,000.00 of interest on own capital, equivalent to R$0.5023946 per lot of a thousand shares, whose credit was previously approved by the Board of Directors, to the value of the dividends to be paid to the shareholders regarding the fiscal year of 2004, as provided for in article 31, paragraph 3, of the Bylaws; **e)** election of the members of the Board of Directors for a new term of office; **f)** election of the members of the Audit Committee, regular and alternate; **g)** ratification of


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the remuneration new criterion of the members of the Board of Directors; **h)** amendment to the *caput* of article 18 of the Bylaws to include the forecast of the holding of a monthly ordinary meeting of the Board of Directors; **i)** other matters of corporate interest. **CLARIFICATIONS:** a) The matters were duly appreciated by the State Capital Defense Council - CODEC, through Opinion No. 040/2005, of 04/06/2005, that instructs the vote of the representative of the shareholder São Paulo State Treasury; b) The Minutes were drawn up in a summarized way, according to paragraph 1 of Article 130 of Law No. 6.404/76. **DELIBERATIONS: a) accounts of the administrators and financial statements related to the fiscal year of 2004**. The matter counted on the Opinions of Deloitte Touche Tohmatsu Auditores Independentes and of the Audit Committee of CTEEP and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/14/2005. The matter was put to voting, being registered the abstention of the representatives of the shareholders Federal Government, Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **b) the capital budget for 2005 and 2006, for the purposes foreseen in article 196, of Law No. 6.404/76.** The matter counted on the favorable Opinion of the Audit Committee and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/14/2005. The matter was put to voting, being registered the abstention of the shareholders Federal Government and Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica de Campinas and the contrary vote of the representative of the shareholders Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, resulting **approved** by the majority of votes, in that the other

Companhia de Transmissão de Energia Elétrica Paulista
Rua Bela Cintra, 847 – 9° andar – São Paulo – SP – CEP 01415-903



shareholders followed the vote of the São Paulo State Treasury. It is worth mentioning that, according to article 130, §1, subsections "a" and "b" of Law 6404/76, it was received by the presiding officers and certified by the Chairman as appendix 1 the opinion of the shareholders Arx Extra Fim, Arx Fundo de Investimentos em Ações, Arx Hedge Fim, Arx Institucional, Arx Leblon Fim, Arx Long and Short Fim, Arx Plus Fim, Clube de Investimentos dos Empregados da Vale - Investvale, Deremidas Sociedade Civil de Seguridade Social, FIF Multimercado Andes, Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, object of claim along with CVM - Brazilian Securities Commission, CVM proceeding No. RJ/2005/2611, under appreciation and depending on decision by CVM, therefore, the opinion is registered as appendix 1 and is filed with the Company's Secretariat, along with other documents regarding the Shareholders' Meetings. **c) maintenance of the Profit remaining balance regarding the fiscal year of 2004, in the amount of R$257,869,789.15, in the Retained Earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86.** The matter counted on the favorable Opinion of the Audit Committee and on the favorable opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/14/2005. The matter was put to voting, being registered the abstention of the shareholders Federal Government and Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica de Campinas, being registered the contrary vote of the representative of the shareholders Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. It is worth mentioning that, according to article 130, §1, subsections "a" and "b" of Law 6404/76, it was received and certified by


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the Chairman as appendix 1 the opinion of the shareholders Arx Extra Fim, Arx Fundo de Investimentos em Ações, Arx Hedge Fim, Arx Institucional, Arx Leblon Fim, Arx Long and Short Fim, Arx Plus Fim, Clube de Investimentos dos Empregados da Vale - Investvale, Deremidas Sociedade Civil de Seguridade Social, FIF Multimercado Andes, Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, object of claim along with CVM - Brazilian Securities Commission, CVM proceeding No. RJ/2005/2611, under appreciation and depending on decision by CVM, therefore, the opinion is registered as appendix 1 and is filed with the Company's Secretariat, along with other documents regarding the Shareholders' Meetings. **d) imputation of R$75,000,000.00 of interest on own capital, equivalent to R$0.5023946 per lot of a thousand shares, whose credit was previously approved by the Board of Directors, to the value of the dividends to be paid to the shareholders regarding the fiscal year of 2004, as provided for in article 31, paragraph 3, of the Bylaws.** The matter counted on favorable Opinion of the Audit Committee and on favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/14/2005. The matter was put to voting, being registered the abstention of the representatives of the shareholders Federal Government, Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **e) election of the members of the Board of Directors for a new term of office.** Using the floor, the Chairman informed the shareholders present that the adoption of the multiple vote was required, within the legal term according to §1 of article 141, of Law 6404/76, by the shareholder Centrais Elétricas Brasileiras S.A. - ELETROBRÁS. The shareholders

Companhia de Transmissão de Energia Elétrica Paulista
Rua Bela Cintra, 847 – 9° andar – São Paulo – SP – CEP 01415-903


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verified that the minimum amount of shares necessary to appoint members to the Board of Directors is 3,998,263,960 (three billion, nine hundred and ninety-eight million, two hundred and sixty-three thousand and ninety hundred and sixty shares), being observed the rule stated in the *"caput"* of article 141, of the Corporate Law. Using the floor, the representative of the shareholder São Paulo State Treasury appointed, based on CODEC Opinion No. 040/05, of 04/06/2005, and according to official letter of "Casa Civil" of the Governor Office No. 126/05, of 04/25/05, the following members to compose the Board of Directors: Mauro Guilherme Jardim Arce, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Cláudia Maria Costin, Fernando Carvalho Braga, Fernando Maida Dall'Acqua, Luiz Tacca Júnior, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Silvio Aleixo. Following, the shareholder ELETROBRÁS appointed Márcia Yajgunovitch Mafra. After verified the percentage of shares regarding the number of appointments, being observed the provisions of article 141 of Law 6404/76, the Chairman excluded the name appointed by the representative of the shareholder São Paulo State Treasury, Mr. Nelson Vieira Barreira. Using the floor, the representative of the State Treasury showed himself favorable to the exclusion of Nelson Vieira Barreira and reiterated the appointment of the names already mentioned. Following, and according to article 141, §4, subsections I and II, of Law No. 6.404/76, Mr. Valter Correia da Silva, representative of the shareholder Federal Government, and Mr. Rogério da Silva, representative of the shareholder ELETROBRÁS, were appointed. The Chairman informed that up to now the election of the representative of the Employees to fill the vacancy destined to them, according to article 140, sole paragraph of



Law 6404/76 and article 35 of the Bylaws of the Company has not yet occurred, also informing that Mr. Fernando José Tenório Acosta, presently filling the vacancy above mentioned, was elected by direct voting, by the employees of the Company and is already part of the referred to Board of Directors since 08/27/01, remaining until his substitution that shall follow the rules already established, and afterwards shall be ratified in General Shareholders' Meeting. The inauguration in the office of Audit Committee members shall follow the requirements, impediments and procedures foreseen in the Corporate Law and its amendments, including the submittal of statement of properties. The matter was put to voting, being registered the abstention of the representative of the shareholders Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, and resulted **approved** by the majority of votes, in that the other shareholders followed the vote of the State Treasury. The Board of Directors elected for a term of 3 (three) years is composed as follows: **Antonio Carlos Rizeque Malufe**, Brazilian, judicially separated, lawyer, Identity Card (RG) No. 3,927,233, Taxpayer Card (CPF) No. 382,958,908-59, resident and domiciled in this City, at Rua Elíseu Visconti, 41; **Carlos Pedro Jens,** Brazilian, married, civil engineer, Identity Card (RG) No. 2,701,036, Taxpayer Card (CPF) No. 003,300,198-72, resident and domiciled in this City, at Rua Marcos Melega, 150, apt. G3; **Cláudia Maria Costin,** Brazilian, married, business administrator, Identity Card (RG) No. 1,456,849, Taxpayer Card (CPF) No. 006,288,028-46, resident and domiciled in this City, at Rua Angelina Maffei Vita, 344 - apt. 81; **Fernando Carvalho Braga**, Brazilian, judicially separated, economist, Identity Card (RG) No. 4,911,744, Taxpayer Card (CPF) No. 538,987,458-72, resident and domiciled in this City, at Rua David Pimentel, 391, casa 2; **Fernando José Tenório**


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Acosta, Brazilian, married, bachelor of laws, Identity Card (RG) No. 7,139,645-7, Taxpayer Card (CPF) No. 953,603,608-87, resident and domiciled in this City, at Rua Pedro Vilalobos Martin, 194; **Fernando Maida Dall'Acqua**, Brazilian, married, agronomist, Identity Card (RG) No. 4,146,438-2, Taxpayer Card (CPF) No. 655,722,978-87, resident and domiciled in this City, at Rua Carlos Queiroz Telles, 81 - apt. 131; **Luiz Tacca Júnior**, Brazilian, married, economist, Identity Card (RG) No. 534,426 (SSP/DF), Taxpayer Card (CPF) No. 580,208,378-68, resident and domiciled in this City, at Rua Campos Bicudo, 153 - apt. 154; **Luiz de Freitas Bueno,** Brazilian, widower, electrician engineer, Identity Card (RG) No. 463,317-9, Taxpayer Card (CPF) No. 005,065,408-04, resident and domiciled in this City, at Rua Maranhão, 1019 - 12° andar; **Márcia Yajgunovitch Mafra**, Brazilian, single, sociologist, Identity Card (RG) No. 3,784,415-5, Taxpayer Card (CPF) No. 763,435,298-53, resident and domiciled at Esplanada dos Ministérios, Bloco "U", 9° andar, sala 914 - Brasília - DF; **Mauro Guilherme Jardim Arce**, Brazilian, married, electrician engineer, Identity Card (RG) No. 2,550,634, Taxpayer Card (CPF) No. 107,894,648-53, resident and domiciled in this City, at Rua Canário, 943, apt. 62; **Miguel Carlos Fontoura da Silva Kozma**, Brazilian, married, agronomist, Identity Card (RG) No. 7,539,583, Taxpayer Card (CPF) No. 007,192,428-00, resident and domiciled in this City, at Rua Flávio Queiroz de Moraes, 245; **Norberto de Franco Medeiros**, Brazilian, married, engineer, CREA No. 11,570/D - 5ª Região, Taxpayer Card (CPF) No. 005,463,997-20, resident and domiciled at Rua General Urquiza, 155, apt. 501, Rio de Janeiro - RJ; **Rogério da Silva**, Brazilian, married, sociologist, Identity Card (RG) No. 4,978,194-7, Taxpayer Card (CPF) No. 609,549,738-87, resident and domiciled in this City, at Rua Marco Aurélio, 619; **Ruy Martins Altenfelder Silva**,

Companhia de Transmissão de Energia Elétrica Paulista
Rua Bela Cintra, 847 – 9° andar – São Paulo – SP – CEP 01415-903


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Brazilian, married, lawyer, Identity Card (RG) No. 2,417,826, Taxpayer Card (CPF) No. 028,677,108-04, resident and domiciled in this City, at Rua Marechal Hastimphilo de Moura, 338-B-5D; **Silvio Aleixo**, Brazilian, married, electrician engineer, Identity Card (RG) No. 8,290,187, Taxpayer Card (CPF) No. 711,695,478-34, resident and domiciled in this City, at Rua Dr. Cândido Mota Filho, 521, apt. 54; **Valter Correia da Silva**, Brazilian, married, bachelor of social communication, Identity Card (RG) No. 9,695,219 SSP-SP, Taxpayer Card (CPF) No. 041,304,888-80, resident and domiciled in this City, at Rua Dr. Lacerda de Oliveira, 77. **f) election of the members of the Audit Committee, regular and alternate.** The representative of the shareholder São Paulo State Treasury appointed as regular members Mrs. Ana Maria Linhares Richtman, Mr. Raimundo Francisco Alencar de Melo, Mr. Tomás Bruginski de Paula *and as alternate members* Mr. Guilherme Luís da Silva Tambellini, Mrs. Maria Elizabeth Domingos Cechin and Mr. José Eduardo Pessini. In compliance with the provisions of article 161, paragraph 4, subsection "a", and article 240, of Law No. 6.404/76, the representative of the shareholder Centrais Elétricas Brasileiras S.A. – ELETROBRÁS appointed, as holder of preferred shares, Mrs. Elisabeth Elias Bhöm as regular member and Mrs. Mary Annie Cairns Guerrero as alternate member. The representative of the shareholder Federal Government appointed, as holder of more than 10% of the shares with voting right, Mr. Rômulo Rodrigues as regular member and Mr. Valter Reikiti Toguchi as alternate member. The matter was put to voting and resulted unanimously **approved**. After the clarifications, the Audit Committee is made up as follows: ***Regular Members***: **Ana Maria Linhares Richtman**, Brazilian, married, lawyer, Identity Card (RG) No. 604,080 (BA), Taxpayer Card (CPF) No. 084,011,605-53, resident and


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domiciled in this City, at Rua Ministro Ferreira Alves, 33, apt. 41-A; **Elisabeth Elias Böhm**, Brazilian, married, lawyer, Identity Card (RG) No. 3003892639 SSP/RS, Taxpayer Card (CPF) No. 112,447,390-49, resident and domiciled at SQS 105, bloco "K", apt. 204, Asa Sul, Brasília - DF; **Raimundo Francisco Alencar de Melo**, Brazilian, judicially separated, lawyer, Identity Card (RG) No. 6,321,166, Taxpayer Card (CPF) No. 878,556,668-34, resident and domiciled in this City, at Rua Bandeirantes, 146, apt. 13; **Rômulo Rodrigues**, Brazilian, married, economist, Identity Card (RG) No. 180,996-81 (CE), Taxpayer Card (CPF) No. 220,397,831-72, resident and domiciled at Condomínio Lago Sul, Conj. 6 - casa 9, Brasília/DF; **Tomás Bruginski de Paula**, Brazilian, single, economist, Identity Card (RG) No. 1,554,630-1, Taxpayer Card (CPF) No. 092,553,068-98, resident and domiciled in this City, at Rua Simão Álvares, 175, apt. 6. ***Alternate Members***: **Guilherme Luís da Silva Tambellini,** Brazilian, separated, lawyer, Identity Card (RG) No. 7,581,041, Taxpayer Card (CPF) No. 759,718,608-87, resident and domiciled in this City, at Rua João Moura, 2311, apt. 133; **José Eduardo Pessini,** Brazilian, divorced, business administrator, Identity Card (RG) No. 5,674,426-2, Taxpayer Card (CPF) No. 815,293,338-49, resident and domiciled in this City, at Rua Baronesa de Itu, 821, apt. 81; **Maria Elizabeth Domingues Cechin**, Brazilian, married, economist, Identity Card (RG) No. 1,354,466 SSP/DF, Taxpayer Card (CPF) No. 288,153,271-34, resident and domiciled in this City, at Rua Pedroso Alvarenga, 263, apt. 72; **Mary Annie Cairns Guerrero,** Brazilian, married, graduated in Modern Languages and International Relations, Identity Card (RG) No. 2,018,232, Taxpayer Card (CPF) No. 550,646,557-20, resident and domiciled at Praia do Flamengo, 66, Bloco "A", Rio de Janeiro - RJ; **Valter Reikiti Toguchi,** Brazilian, single,



economist, Identity Card (RG) No. 1,258,368 (GO), Taxpayer Card (CPF) No. 290,313,461-87, resident and domiciled at SGAN No. 914, Conjunto H, Bloco B, sala 35, Brasilia - DF. The inauguration in the offices of Audit Committee members shall follow the requirements, impediments and procedures foreseen in the Corporate Law and its amendments, including the submittal of a statement of properties. As regards their terms of office, they will perform their duties until the next Ordinary General Shareholders' Meeting. If it is impossible for the regular member to attend the meetings, an alternate member shall be called to participate in the meetings. The members of the Audit Committee shall receive a monthly remuneration of 0,1 (one-tenth) of the monthly average of the remuneration paid to the Executive Committee, according to the values established by CODEC, limited to one remunerated session per month, since the attendance is proven. **g) ratification of the remuneration new criterion of the members of the Board of Directors.** The representative of the shareholder São Paulo State Treasury, based on CODEC opinion 040/2005, proposed the ratification of the remuneration new criterion of the members of the Board of Directors. It is worth mentioning that, through the new criterion the monthly remuneration of each member of the Board of Directors shall correspond to the maximum of 0.2 (two - tenths) of that paid to the President and Chief Executive Officer of the Company, with at least one monthly meeting. The new system shall be applied as from February 2005, being also subject to other condition foreseen in CODEC Opinion No. 112/2004. It is worth mentioning that the Member of the Board of Directors who is absent from two consecutive meetings shall not receive the remuneration regarding the month in which it is verified the referred to accumulation of absences. As regards the remuneration of the Executive Committee, the guidelines of this College,


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specially article 2 through 6 of CODEC Deliberation No. 01/91, as well as Official Letter CODEC 127, of May 30, 2003 that established the remunerations in the amount of up to R$ 12,720.00 (twelve thousand, seven hundred and twenty reais), shall be followed. It should be also enhanced that in the case of office accumulation, the Director shall receive only one remuneration. The matter was put to discussion and voting, being registered the abstention of the representatives of the shareholders Federal Government, Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the State Treasury. **h) amendment to the *caput* of article 18 of the Bylaws to include the forecast of the holding of a monthly ordinary meeting of the Board of Directors.** The matter was put to discussion and voting, being registered the abstention of the representatives of the shareholders Federal Government, Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the State Treasury, becoming in effect the wording of article 18 of the Bylaws, as follows: *"Art. 18 - The Board of Directors shall meet, ordinarily, at least once a month notwithstanding the meetings called by the Chairman or upon request of the majority of its members."* **i) other matters of corporate interest.** Using the floor, the representative of the shareholder São Paulo State Treasury, recommended that other matters of economic and financial nature were not deliberated, reiterating the compliance with the legislation in effect, and specially the State Decree No. 49,471, of 03/10/05 that deals with the implementation and operation of the Sistema de Informações das Fundações e Empresas - SINFE (Information System of Foundations and Companies). **CLOSING AND SIGNATURE OF THE MINUTES:** As the


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floor was no longer requested, the Chairman closed the Ordinary and Extraordinary General Shareholders' Meetings, requesting these minutes to be drawn up, that after read and approved were signed by the presiding officers and shareholders present who constitute the majority necessary for the deliberations passed. Silvio Aleixo, Chairman; Luiz Carlos Mussi, Secretary; Cláudia Polto da Cunha, for São Paulo State Treasury; Janine Menelli Cardoso, for the Federal Government; Flávia Ewbank Ribeiro Gomes, for Centrais Elétricas Brasileiras S.A - ELETROBRÁS; Daniel Eduardo Hedelmuth, for Banco Nossa Caixa S.A; Amadeu Luiz Palmieri, for Departamento de Águas e Energia Elétrica - DAEE; Cícero Izidoro Alves, for Companhia do Metropolitano de São Paulo – METRÔ; Fernando José Tenório Acosta, for Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas; Maria Cristina Biselli Ferreira, for Companhia de Saneamento Básico do Estado de São Paulo - SABESP; Marcelo Santos Barbosa, for Arx Extra Fim, Arx Fundo de Investimentos em Ações, Arx Hedge Fim, Arx Institucional, Arx Leblon Fim, Arx Long and Short Fim, Arx Plus Fim, Clube de Investimentos dos Empregados da Vale - Investvale, Deremidas Sociedade Civil de Seguridade Social, FIF Multimercado Andes, Claritas Long Short Fim Longo Prazo and Portfolio Brasil LLC, and Raimundo Francisco Alencar de Melo, Audit Committee member.

São Paulo, April 25, 2005

Silvio Aleixo Chairman	Luiz Carlos Mussi Secretary

Companhia de Transmissão de Energia Elétrica Paulista
Rua Bela Cintra, 847 – 9° andar – São Paulo – SP – CEP 01415-903